CORDERO ENERGY INC

07025866

2400 Bow Valley Square 3
255 - 5 Avenue S.W
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2007
WASH. D.C.
180

August 2, 2007

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Attention: **Filing Desk**

SUPPL

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press Release: "Cordero Energy Reports Second Quarter 2007 Results".
2. Second Quarter 2007 Financial Statements.
3. Second Quarter 2007 Management's Discussion and Analysis.
4. Certification of Interim Filings – Form 52-109F2 - CEO.
5. Certification of Interim Filings – Form 52-109F2 - CFO.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

8/10

Enclosure
cc: Daniel M. Miller, Dorsey & Whitney LLP

FILE NO: 82-34983


cordero
2007 second quarter

Cordero Energy Reports Second Quarter 2007 Results

CALGARY, ALBERTA--(Marketwire – August 2, 2007) - Cordero Energy Inc. ("Cordero" or the "Company") is pleased to report second quarter, 2007 results and an update on ongoing operations.

Highlights

- Successfully completed two acquisitions since the first quarter:
  - A $9.1 million asset acquisition in the Buffalo Lake area in April, adding approximately 180 boe/d of natural gas production, 0.84 MMboe of proven plus probable reserves and over 16,000 net acres of land; and
  - An acquisition of Sebring Energy Inc. (Sebring), a private natural gas company that closed on July 20, 2007. The acquisition included approximately 320 boe/d of production, 1.6 MMboe of proven plus probable reserves, 28,500 net acres of land in the Buffalo Lake and Bittern Lake areas adjacent to Cordero's existing land base and complementary facilities.
- Have shifted emphasis to adding inventory during the market downturn. Inventory in central Alberta has increased to over 200 net drilling locations and over 25 recompletion opportunities.
- Increased undeveloped land to over 163,000 acres including Sebring.
- Entered into separate farmout agreements to test 7 exploration wells with minimal capital exposure. Generally, Cordero will pay 25% to earn 55% and operate the wells.
- Production averaged 3,650 boe/d for the second quarter, representing a 19% increase over the second quarter of 2006 and a 5 % increase over the first quarter of 2007.
- Funds flow from operations for the second quarter was up 31% to $9.4 million ($0.26/share) compared to $7.2 million ($0.22/share) for the same quarter in 2006. Despite lower gas prices, funds flow was flat between the first and second quarter of this year.
- Royalties expressed as a percentage of revenue was 14% for the first half of the year. Cordero has one of the lowest corporate royalty rates in the industry, which significantly enhances corporate netbacks.
- Operating expenses were up 6% to $4.38/boe for the quarter compared to $4.14/boe during the first quarter. Despite this increase, Cordero remains one of the lowest cost operators in the basin.
- Cordero drilled 16 (15.2 net) natural gas wells during the second quarter at a 100% success rate.

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
FINANCIAL				
Petroleum and natural gas revenue ($000s)	**14,760**	10,521	**28,927**	22,396
Funds flow from operations[1] ($000s)	**9,392**	7,178	**18,931**	14,677
Per share basic ($)	**0.28**	0.24	**0.56**	0.49
Per share diluted ($)	**0.26**	0.22	**0.53**	0.45
Net earnings ($000s)	**1,234**	105	**3,263**	2,029
Per share basic ($)	**0.04**	-	**0.10**	0.07
Per share diluted ($)	**0.03**	-	**0.09**	0.06
Net capital expenditures ($000s)	**20,411**	14,207	**36,388**	46,866
Net debt and working capital[2] deficiency ($000s)	**48,820**	17,536	**48,820**	17,536
Shares outstanding (000s)				
At period end	**34,079**	32,623	**34,079**	32,623
Weighted average during period, basic	**33,986**	29,822	**33,909**	30,214
Weighted average during period, diluted	**36,044**	32,315	**35,835**	32,606
OPERATING				
Production				
Natural gas (MMcf/d)	**21.3**	17.5	**20.7**	17.1
Oil and natural gas liquids (bbls/d)	**103**	161	**112**	145
Oil equivalent (boe/d) (6:1)	**3,650**	3,072	**3,559**	2,998
Average wellhead prices				
Natural gas ($/Mcf)	**7.29**	5.92	**7.37**	6.62
Oil and natural gas liquids ($/bbl)	**68.77**	75.99	**65.70**	71.25
Oil equivalent ($/boe) (6:1)	**44.44**	37.63	**44.91**	41.27
Operating expenses ($/boe) (6:1)	**4.38**	3.27	**4.27**	3.53
Wells drilled (gross/net)				
Natural gas	**16/15.2**	10/8.5	**25/24.2**	34/29.6
Oil	**-**	-	**-**	2/2.0
Dry	**-**	-	**3/3.0**	3/3.0
Total	**16/15.2**	10/8.5	**28/27.2**	39/34.6
Net success rate (%)	**100**	100	**89**	91
Undeveloped land holdings (000s)				
Gross acres	**148**	95	**148**	95
Net acres	**137**	83	**137**	83
Average working interest (%)	**92**	87	**92**	87

(1) Funds flow from operations represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes and does not have a standardized meaning prescribed by Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

(2) Net debt and working capital represents current assets less current liabilities, debt and capital lease obligations. It does not have a standardized meaning prescribed by Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

President's Message

I am pleased to report on Cordero's second quarter results and the progress made during the first half of 2007.

After showing signs of strength earlier this year, natural gas prices retreated towards the end of the second quarter. Natural gas supply in North America has been more than sufficient to meet current demand and fill storage at a pace that is expected to result in record levels this summer. Although drilling activity in western Canada has declined, exports to the U.S. are still close to 2006 levels; active drilling in the U.S. has resulted in record production levels, liquefied natural gas (LNG) imports has been increasing; and a strengthening Canadian dollar has resulted in a weaker Canadian natural gas price. From a demand perspective, weather has been moderate, limiting heating and cooling demand.

It is not known when the price of natural gas will rebound, but we are confident that with the current cost of finding new reserves in North America, supply and demand will ultimately reach equilibrium at a higher price.

Acquisitions

Cordero closed two strategic acquisitions since the first quarter.

Buffalo Lake Property Acquisition

On April 12, the Company closed a $9.1 million asset acquisition in the Buffalo Lake area. The acquisition was a strategic fit with existing land holdings south of Buffalo Lake. The acquisition included approximately 180 boe/d of production, 0.84 MMboe of natural gas reserves and over 16,000 net acres of land. The lands are prospective for Horseshoe Canyon Coal Bed Methane (CBM) and other productive horizons.

Sebring Energy Inc. Acquisition

On July 20th, the Company successfully completed the acquisition of Sebring Energy Inc. (Sebring), a private natural gas company. Under the terms of the agreement, Cordero issued 2.95 million shares for Sebring to acquire 1.6 MMboe (95% natural gas) of proven plus probable reserves based on internal estimates, which is more conservative than the independent engineering report, and average production of approximately 320 boe/d in July after giving effect to the sale of certain assets in the Pouce Coupe area.

The acquisition has extended Cordero's opportunity base to the north of Malmo at Bittern Lake and to the south of Buffalo Lake with the addition of 28,500 net acres of land in these areas. Sebring's assets in the South Buffalo Lake are an excellent fit with Cordero's existing operations. The acquisition also included an 8 MMcf/d gas plant, two field compressors and a gathering system that can be utilized with the Company's future development plans in the area. Additionally, Cordero significantly expanded its growth opportunities by adding over 35 net Horseshoe Canyon CBM locations, over 20 Viking and Mannville drilling and recompletion opportunities and over 40 Medicine Hat drilling and recompletion opportunities. Many of the conventional drilling opportunities will be tested for marginal incremental cost by deepening wells targeting the Horseshoe Canyon CBM.

Sebring adds 35 square miles of 3D seismic which will be used to evaluate deeper potential in the Buffalo Lake area. The acquisition also provides an additional 20,000 net acres of undeveloped lands outside of Buffalo and Bittern Lake.

Operations Update

Production averaged 3,650 boe/d for the second quarter, up 5% from the first quarter and 19% from the second quarter of 2006. Current production is approximately 3,800 boe/d to 3,900 boe/d, including production from the Sebring Energy acquisition. Our production is slightly lower than original expectations due to declines and also some recent Horseshoe Canyon CBM producers have commenced production at lower, but more stable rates when compared to historical corporate averages. Furthermore, Cordero has shifted its capital spending plans to capitalize on longer-term growth opportunities during this low gas price cycle, also impacting short term

production forecasts. This effort has resulted in an extensive drilling inventory of over 200 net drilling locations and over 25 recompletion opportunities. Cordero is expecting to average between 3,700 boe/d and 4,000 boe/d for the year.

Malmo and Buffalo Lake, Alberta

Cordero drilled 16 (15.2 net) natural gas wells at a 100% success rate in the quarter. The activity was part of a recently completed 23 (22.2 net) well drilling program in the Malmo/Buffalo Lake area where the Company continued its extended reach drilling program under and around Buffalo Lake. Cordero is taking advantage of its dominant land and facilities in the area by actively pursuing deeper targets below the Horseshoe Canyon and Belly River horizons. At this time, Cordero is producing from four additional productive zones aside from the Horseshoe Canyon coals and Belly River sands. This is significant considering that many of these zones can be tested for marginal incremental cost by deepening wells targeting the Horseshoe Canyon CBM, further enhancing the economics of each location.

Exploration

Cordero has initiated a farmout program to test seven of its exploration prospects with minimal capital exposure to the Company. The farmouts are with multiple third party companies and Cordero is typically participating for 25% of the drilling cost and will retain 55% and operatorship after casing. The farmout agreements do not provide for any payout provisions.

- At Trutch, British Columbia, the Company has recently entered into a farmout agreement whereby the farmee will pay 75% for the drilling of three exploration wells on Cordero lands and provide $550,000 of future seismic. The area has been active and has shown promising production from the Bluesky and other horizons at both the north and south ends of Cordero's land block.

- At Knopcik and Wembly, Alberta the Company is finalizing plans to farmout and drill two (1.5 net) exploration wells during the third quarter for Belloy and Nikanssen targets under similar terms as above.

- At Goose River, Alberta, the Company farmed out 75% of two exploration wells which were dry and abandoned.

In addition, exploration efforts are continuing in the Malmo/Buffalo Lake area as the Company is currently evaluating multiple Mannville horizons. One exploration well in this area is budgeted for the second half of the year.

Cordero purchased $2.2 million of undeveloped land in Central Alberta and disposed of 1.3 sections of exploratory land in British Columbia for $1.0 million. Net undeveloped land has increased from 122,000 net acres in the first quarter to 137,000 net acres in the second quarter. Undeveloped land is currently over 163,000 net acres including the Sebring acquisition.

Financial Results

Funds flow from operations were up 31% to $9.4 million ($0.26/share) compared to $7.2 million ($0.22/share) reported for the second quarter of 2006. Despite lower gas prices, funds flow was flat between the first and second quarter of this year.

Although prices have fallen recently, average natural gas prices over the quarter were down slightly to $7.05/mcf, from $7.42/mcf in the first quarter. Cordero also realized a gain on its hedging contracts of $0.24/mcf for the most recent three months.

Royalties expressed as a percentage of revenue was 14% for the first half of the year. Cordero has one of the lowest corporate royalty rates in the industry, which significantly enhances corporate netbacks.

Operating expenses were up 6% to $4.38/boe for the quarter compared to $4.14/boe during the first quarter. Despite this slight increase, Cordero remains as one of the lowest cost operators in the basin.

Net capital expenditures for the quarter were $20.4 million, bringing the total for the first half to $36.4 million. Capital expenditures include $9.1 million for the purchase of the previously announced asset acquisition in April. Net debt and working capital deficiency to the end of the quarter was $48.8 million. During the second quarter the Company's credit facility was increased from $55.0 million to $70.0 million.

Outlook

We have been asked numerous times about the cost of oilfield services in western Canada. It's encouraging to see that costs are continuing to improve. Perhaps more importantly, the general slowdown in activity has improved the quality of services throughout the sector resulting in better efficiency and performance.

Cordero is strategically positioning itself to accumulate a wealth of growth opportunities during this time of uncertainty in the natural gas business. We operate in a cyclical business where the market over compensates for the "highs" and the "lows" in the cycle. At this point, we are seeing opportunities that didn't exist a year ago at significantly lower prices. The two recent acquisitions and recent land purchases are examples of how the Company is accumulating inventory for future growth. We are uncertain as to how long natural gas prices will remain soft. Due to natural gas being cheaper and friendlier for the environment relative to oil, we expect this situation to correct in the future. In the meantime, our low royalty and cost structure will help generate reasonable cash flows. The Company will continue to manage its balance sheet in a responsible manner.

Finally, Philip Swift has resigned as a director of Cordero. Phil, who has served on the Board since Cordero's inception, fulfilled his commitment to serve on a transitional basis following the Resolute Plan of Arrangement. We wish to thank Phil for his tremendous commitment, guidance and wisdom through this period. On behalf of the board and staff of Cordero, we wish him well.

On behalf of our dedicated staff and the Board of Directors,

"signed"
David V. Elgie
President and CEO
August 1, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 1, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's 2006 Renewal Annual Information Form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of August 1, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended June 30		***Six Months Ended June 30***	
($000s)	***2007***	***2006***	***2007***	***2006***
Cash flow from operating activities	**9,114**	3,886	**17,474**	14,767
Changes in non-cash working capital	**239**	3,261	**1,349**	(152)
Asset retirement obligation expenditures	**39**	31	**108**	62
Funds flow from operations	**9,392**	7,178	**18,931**	14,677

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised August, 2007		*Revised February, 2007*		*Initial November, 2006*	
	Low	*High*	*Low*	*High*	*Low*	*High*
Average production (boe/d)	3,700	4,000	3,800	4,200	4,200	4,600
Royalties (% of revenue)	15.0	16.5	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30	1.10	1.30
Operating ($/boe)	4.40	4.65	3.80	4.20	3.80	4.20
General and administrative ($/boe)	2.00	2.30	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	65.0	70.0	50.0	55.0	50.0	55.0

The Company is guiding towards the low end of its previous annual average production guidance for the year due to declines and lower average production rates on several new CBM wells relative to historical corporate average rates. Although these initial rates are slightly lower, they are expected to have a flatter production decline profile than similar wells with higher initial rates. Furthermore, capital spending priorities have been altered to place more emphasis on longer-term growth opportunities that may not add incremental production this year.

Operating guidance has been increased to reflect the integration of higher cost production from the two acquisitions. We expect to improve the cost profile related to these assets with facility optimization and utilization of unused capacity with our future drilling and re-completion plans.

General and administration guidance has been increased slightly to reflect lower than anticipated overhead recoveries.

Capital expenditure guidance has been increased to reflect the Sebring acquisition.

Selected Quarterly Information

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production								
Natural gas (MMcf/d)	**21.3**	20.1	18.2	18.7	17.5	16.8	12.1	8.5
Oil and natural gas liquids (bbls/d)	**103**	120	119	145	161	130	21	1
Barrels of oil equivalent (boe/d)	**3,650**	3,467	3,150	3,261	3,072	2,923	2,039	1,421
Financial ($000s except as indicated)								
Petroleum and natural gas revenue	**14,760**	14,166	11,693	10,811	10,521	11,874	12,637	6,919
Revenue net of royalties	**12,564**	12,239	9,999	9,117	9,150	9,600	10,029	5,710
Funds flow from operations	**9,392**	9,539	7,776	6,967	7,178	7,498	8,175	4,268
Per share basic ($)	**0.28**	0.28	0.23	0.21	0.24	0.25	0.29	0.16
Per share diluted ($)	**0.26**	0.27	0.22	0.20	0.22	0.23	0.27	0.15
Net earnings	**1,234**	2,029	1,884	762	105	1,924	3,453	1,057
Per share basic ($)	**0.04**	0.06	0.06	0.02	-	0.06	0.12	0.04
Per share diluted ($)	**0.03**	0.06	0.05	0.02	-	0.06	0.11	0.04
Total assets	**175,720**	162,558	158,012	135,797	128,962	120,045	104,923	67,316
Net capital expenditures	**20,411**	15,977	24,323	14,348	14,207	32,659	24,788	11,610
Net debt and working capital deficiency	**48,820**	38,086	31,684	25,074	17,536	29,296	4,068	121
Shares outstanding (000s)	**34,079**	33,861	33,823	32,623	32,623	29,725	29,725	27,125
Per unit information								
Natural gas ($/Mcf)	**7.29**	7.46	6.58	5.68	5.92	7.37	11.22	8.82
Oil and natural gas liquids ($/bbl)	**68.77**	63.04	62.76	77.33	75.99	65.30	70.12	51.13
Oil equivalent ($/boe)	**44.44**	45.40	40.34	36.03	37.63	45.14	67.38	52.93
Operating expenses ($/boe)	**4.38**	4.14	3.78	3.36	3.27	3.80	5.27	5.80
Operating netback ($/boe)	**32.58**	33.68	29.58	25.94	28.31	31.51	46.82	36.57
Net wells drilled								
Natural gas	**15.2**	9.0	9.0	12.8	8.5	21.2	36.6	-
Oil	**-**	-	-	-	-	2.0	1.0	-
Dry	**-**	3.0	1.0	1.0	-	3.0	1.0	-
Total	**15.2**	12.0	10.0	13.8	8.5	26.2	38.6	-
Net success rate (%)	**100**	75	90	93	100	89	97	-

See accompanying notes.

Acquisition Activities

On April 12, 2007 the Company closed a $9.1 million asset acquisition in the Buffalo Lake area, adding approximately 180 boe/d of net natural gas production, 0.84 MMboe of net proven plus probable reserves and over 25.5 net sections of land.

On July 20, 2007 Cordero announced the successful completion of the acquisition of a private natural gas company, Sebring Energy Inc. (Sebring). Under the terms of the offer, Cordero acquired all of the outstanding shares of Sebring and issued approximately 2.95 million Cordero common shares to Sebring shareholders. The acquisition extends Cordero's opportunity base to north of Malmo, Alberta along the Horseshoe Canyon fairway and compliments lands, facilities and development to the south of Buffalo Lake. It includes approximately 320 boe/d of production, 1.6 MMboe of proven plus probable reserves and 25,800 net acres of land in the Buffalo Lake and Bittern Lake areas.

Production

	Three Months Ended June 30		***Six Months Ended June 30***	
	2007	***2006***	***2007***	***2006***
Natural gas (Mcf/d)	**21,277**	17,469	**20,681**	17,115
Oil and NGLs (bbls/d)	**103**	161	**112**	145
Total (boe/d)	**3,650**	3,072	**3,559**	2,998

Daily production volumes for the three and six month periods ended June 30, 2007, of 3,650 boe/d and 3,559 boe/d, respectively, represent an increase of 19% compared to the same periods in 2006. The Company's development activities in the Buffalo Lake area, along with approximately 180 boe/d of production from the property acquisition that closed in April, contributed to substantially all of the production gains in the current quarter.

Forecasted average production for 2007 is expected to be between 3,700 boe/d and 4,000 boe/d, however, actual production will ultimately be determined by overall drilling success, the time required to place new wells on production, performance of wells drilled by Cordero and wells acquired from Sebring, transportation curtailments, access to gathering and processing facilities and recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended June 30		***Six Months Ended June 30***	
($000s)	***2007***	***2006***	***2007***	***2006***
Natural gas	**13,641**	9,410	**27,056**	20,522
Oil and NGLs	**647**	1,111	**1,330**	1,874
Gain (loss) on natural gas hedging contracts	**472**	-	**541**	-
Total	**14,760**	10,521	**28,927**	22,396

Prices and Marketing

Benchmark Prices	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
AECO natural gas ($/MMbtu)	**7.07**	6.04	**7.57**	6.77
WTI oil (USD$/bbl)	**65.04**	70.70	**61.60**	67.09
CDN/USD foreign exchange rate	**0.911**	0.891	**0.882**	0.879
WTI oil (CDN equivalent $/bbl)	**71.37**	79.35	**69.81**	76.37
Edmonton Light ($/bbl)	**71.93**	78.55	**69.51**	73.76

Realized Sales Prices	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
Natural gas ($/Mcf)	**7.05**	5.92	**7.23**	6.62
Gain on hedging contracts ($/Mcf)	**0.24**	-	**0.14**	-
Realized natural gas price	**7.29**	5.92	**7.37**	6.62
Oil and NGLs ($/bbl)	**68.77**	75.99	**65.70**	71.25
Total ($/boe)	**44.44**	37.63	**44.91**	41.27

Total revenue for the quarter ended June 30, 2007 was $14.8 million; 40% higher than the second quarter in 2006. Year-to-date revenue of $28.9 million was 29% higher than the comparable period of the prior year due to production volume growth and higher realized gas prices in 2007. The Company's price for the three months ended June 30, 2007 was $1.37/mcf or 23% higher than the three months ended June 30, 2006. The difference in the year-to-date price was $0.75/mcf or 11%.

Revenues benefited from hedging gains of $0.24/mcf and $0.14/mcf for the three and six months ended June 30, 2007, respectively. The objective of the Company's risk management program is to manage its exposure to fluctuations in natural gas prices, for the purpose of maintaining financial flexibility and a strong balance sheet. A summary of Cordero's current contracts is provided in note 13 of the "Notes to Consolidated Financial Statements".

The Company's revenues are largely determined by the AECO Hub for which prices are influenced by several factors including North American supply and demand, weather conditions and forecasts, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing. Currently, approximately 7% of production is dedicated to an aggregator contract, 34% is committed to forward contracts and the remainder is sold at daily AECO. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

	Three Months Ended June 30		Six Months Ended June 30	
($000s)	*2007*	*2006*	*2007*	*2006*
Crown	**1,290**	753	**2,171**	2,615
Freehold and Gross Overriding Royalties (GORR)	**906**	698	**1,951**	1,293
Alberta Royalty Tax Credit (ARTC)	**-**	(80)	**-**	(263)
Total royalties	**2,196**	1,371	**4,122**	3,645

Royalty Rates

Percentage of Total Revenue				
Crown	**8.7**	7.2	**7.5**	11.7
Freehold and GORR	**6.1**	6.6	**6.7**	5.8
ARTC	**-**	(0.8)	**-**	(1.2)
Total royalties	**14.9**	13.0	**14.3**	16.3

Royalties as a percentage of total revenue were approximately 2% higher for the months ended June 30, 2007 compared to the three months ended June 30, 2006 because Crown royalties for the second quarter of 2006 were abnormally low due to a one time adjustment. For the six months ended June 30, 2007 the royalty rate of 14% was 2% less than the respective period in 2006. The Company's royalty profile has shifted throughout the past year as more of its gas is produced from freehold lands. Of the Company's total royalty expenses, over 40% were freehold for the six months ended June 30, 2007, compared to approximately 30% for the six months ended June 30, 2006. Freehold royalties reported by Cordero include both the royalties paid to landowners as well as the freehold mineral tax paid to the Alberta Crown and have increased relative to the number of producing wells on freehold lands.

In 2006 the Alberta Government announced the elimination of ARTC effective January 1, 2007. The Company claimed the maximum ARTC of $0.5 million in 2006.

In addition to royalties related to production from properties acquired during the current quarter, factors which may also determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

	Three Months Ended June 30		Six Months Ended June 30	
($000s, except per boe)	*2007*	*2006*	*2007*	*2006*
Operating expenses (gross)	**1,788**	1,713	**3,238**	3,273
Processing income	**(333)**	(798)	**(490)**	(1,358)
Operating expenses (net, as reported)	**1,455**	915	**2,748**	1,915
Operating expenses per boe (net)	**4.38**	3.27	**4.27**	3.53

In the first two years of operations, the minimal maintenance required on the Company's new compression equipment provided for low operating expenses. As the equipment ages, it is reasonable to expect that more resources will be required to maintain superior operating performance. As a result, operating expenses for the three months ended June 30, 2007 were $1.11/boe higher than the same period in 2006. For the six months ended June 30, 2007 operating expenses were $0.74/mcf higher than the six months ended June 30, 2006. The second

quarter of both years includes a significant amount of seasonal maintenance work compared to other quarters in the year.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The amount of processing income is determined by the number of Cordero-owned facilities as well as the amount of applicable production volumes going through these facilities.

In the future, anticipated conventional production additions, higher maintenance costs for equipment as it ages and higher cost production from the two acquisitions will likely increase per unit costs, although it is difficult to determine how much because the cost of field supplies and services, the Company's future operatorship over gathering and processing facilities, and actual production volumes will also determine future operating expenses.

Transportation Expenses

	Three Months Ended June 30		Six Months Ended June 30	
	2007	***2006***	***2007***	***2006***
Transportation expenses - $000s	**289**	319	**725**	631
Transportation expenses - $/boe	**0.87**	1.14	**1.13**	1.16

The Company's growth strategy is highly dependent on its ability to bring behind-pipe volumes on production in a timely manner. As a result, a significant emphasis is placed on obtaining transportation contracts consistent with future production plans which, at times can result in unutilized or under-utilized transportation contracts. The demand for transportation in the Company's operational areas is competitive therefore the benefits of bringing production on as planned can outweigh incremental transportation costs. During the second quarter of 2007, the Company was successful in mitigating a large proportion of the Company's unutilized transportation through third party assignments, resulting in significantly lower costs reported for the period.

Transportation expenses for the current period are not necessarily indicative of future costs and will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities and the amount of unutilized firm service contracted by the Company. The recent acquisitions are not expected to have a material impact on future transportation expenses.

General and Administrative Expenses (G&A)

	Three Months Ended June 30		Six Months Ended June 30	
($000s, except per boe)	***2007***	***2006***	***2007***	***2006***
G&A expenses (gross)	**1,494**	1,503	**2,783**	2,992
Overhead recoveries	**(209)**	(402)	**(474)**	(711)
	1,285	1,101	**2,310**	2,281
Allocated to capital projects	**(499)**	(516)	**(934)**	(1,007)
G&A expenses	**786**	585	**1,376**	1,274
G&A expenses per boe	**2.37**	2.09	**2.14**	2.35

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and correlate to actual capital expenditures in the reporting period. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities.

The increase in net G&A expenses is primarily attributable to the reduction in overhead recoveries of $0.2 million for the three and six months ended June 30, 2007, compared to the same periods in 2006. This is a directly related to the Company's capital program as year-to-date expenditures for 2007 were approximately $10.8 million less than expenditures for the six months ended June 30, 2006.

It is anticipated that G&A expenses in the subsequent reporting period will be higher than the current quarter due to administrative costs associated with the Sebring office. Management is currently in the process of streamlining the administrative needs of the two companies and does not expect the acquisition to significantly affect G&A expenses in the longer term. Future G&A expenses per boe are expected to benefit from expected incremental production volumes but will also be impacted by the amount and type of capital expenditures.

Stock-Based Compensation

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	***2006***	***2007***	***2006***
Stock-based compensation expense - $000s	**533**	493	**933**	853
Stock-based compensation expenses - $/boe	**1.61**	1.76	**1.45**	1.57

Stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount expensed is primarily determined by the number of stock-based securities granted as well as the vesting period and estimated fair value of those instruments. During the current year 1.4 million stock options have been granted, adding $0.2 million to the expense for both the three and six months ended June 30, 2007.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	***2006***	***2007***	***2006***
Depletion, depreciation and amortization – $000s	**6,775**	4,925	**12,606**	8,888
Depletion, depreciation and amortization – $/boe	**20.40**	17.62	**19.57**	16.38

DD&A expense reported by the Company continues to be determined by success factors and the cost of supplies and services required to explore for and develop reserves in Western Canada. This, along with the Company's growing capital base and increase in production, has contributed to $6.8 million or $20.40/boe for DD&A expense reported in the second quarter of 2007, compared to $4.9 million and $17.62/boe for the second quarter of 2006.

Excluded from the depletable base was $24.2 million related to unproved properties and $1.4 million of drilling supplies for future exploration and development. Costs subject to depletion included $73.8 million of estimated future development costs for proved reserves.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Accretion – $000s	**98**	83	**188**	152
Accretion – $/boe	**0.29**	0.30	**0.29**	0.28

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. Accretion expense reported will continue to increase each period as the obligation increases relative to additional wells that are drilled and facilities that are installed.

Net Interest

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Interest expense, net – $000s	**600**	247	**983**	314
Interest expense, net – $/boe	**1.81**	0.88	**1.52**	0.58

Net interest expense represents interest on the Company's credit facility and interest recorded for the three capital leases, less interest revenue earned. The amount of the expense is directly influenced by the Company's outstanding balance on its credit facility.

Income Taxes

Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods.

Pursuant to the flow-through share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. When expenditures are renounced to shareholders the estimated tax effect of the amount renounced is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was recorded in the Company's consolidated financial statements for the three months ended March 31, 2007. As at June 30, 2007 the Company has fulfilled the entire commitment and recorded $42,000 of tax it expects to owe upon reporting the monthly exploration costs eligible for renunciation under the look-back rule. Estimated income tax pools available at July 1, 2007, net of the $10.6 million of renounced tax pools, are as follows:

	Annual Deduction Available (%)	($000s)
Canadian oil and gas property expenses	10	64,910
Canadian development expenses	30	34,963
Canadian exploration expenses	100	18,260
Undepreciated capital costs	25	43,897
Financing costs	20	2,251
Other	7	102
		164,383

Net Earnings

Net earnings for the three months ended June 30, 2007 were $1.2 million compared to $0.1 million for the three months ended June 30, 2006. Year-to-date net earnings of $3.3 million were $1.3 million higher than earnings for the six months ended June 30, 2006. The Company's higher revenues in 2007 and $1.0 million future income tax adjustment in 2006 were the primary reason for the variances in these results.

Operating Netbacks by Product

The following tables summarize the Company's operating netbacks for natural gas, crude oil and NGLs.

	Three Months Ended June 30		*Six Months Ended June 30*	
Natural gas ($/Mcf)	***2007***	***2006***	***2007***	***2006***
Sales price	**7.29**	5.92	**7.37**	6.62
Royalties	**(1.07)**	(0.69)	**(1.04)**	(1.02)
Transportation costs	**(0.14)**	(0.20)	**(0.19)**	(0.20)
Operating expenses	**(0.73)**	(0.55)	**(0.70)**	(0.60)
Operating netback – natural gas	**5.35**	4.48	**5.44**	4.80

	Three Months Ended June 30		*Six Months Ended June 30*	
Crude oil ($/bbl)	***2007***	***2006***	***2007***	***2006***
Sales price	**71.86**	77.86	**69.56**	72.51
Royalties	**(12.26)**	(18.89)	**(10.44)**	(18.37)
Transportation costs	**(1.38)**	(1.13)	**(1.22)**	(1.13)
Operating expenses	**(11.48)**	(2.95)	**(10.29)**	(2.31)
Operating netback – crude oil	**46.74**	54.89	**47.61**	50.70

	Three Months Ended June 30		*Six Months Ended June 30*	
NGLs ($/bbl)	***2007***	***2006***	***2007***	***2006***
Sales price	**58.57**	56.72	**56.31**	55.72
Royalties	**(13.82)**	(13.74)	**(11.20)**	(12.95)
Transportation costs	**(1.36)**	(1.39)	**(1.36)**	(1.42)
Operating expenses	**(6.85)**	(6.95)	**(5.94)**	(7.08)
Operating netback – NGLs	**36.54**	34.64	**37.81**	34.27

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

Total Netback ($/boe)	Three Months Ended June 30 2007	Three Months Ended June 30 2006	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Sales price	**44.44**	37.63	**44.91**	41.27
Royalties	**(6.61)**	(4.91)	**(6.40)**	(6.72)
Transportation costs	**(0.87)**	(1.14)	**(1.13)**	(1.16)
Operating expenses	**(4.38)**	(3.27)	**(4.27)**	(3.53)
Operating netback	**32.58**	28.31	**33.11**	29.86
G&A	**(2.37)**	(2.09)	**(2.14)**	(2.35)
Interest (net)	**(1.81)**	(0.88)	**(1.53)**	(0.58)
Current income taxes	**(0.13)**	0.34	**(0.07)**	0.11
Corporate netback	**28.27**	25.68	**29.37**	27.04

Capital Expenditures

($000s)	Three Months Ended June 30 2007	Three Months Ended June 30 2006	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Land and lease retention	**2,360**	3,095	**3,091**	6,419
Geological and geophysical	**57**	220	**93**	2,561
Drilling and completions	**7,838**	6,750	**18,860**	23,264
Facilities and equipment	**1,204**	4,003	**4,814**	13,533
Property acquisitions	**9,129**	352	**9,129**	885
Other	**823**	787	**1,401**	1,502
Total capital expenditures	**21,411**	15,207	**37,388**	48,164
Dispositions	**(1,000)**	(1,000)	**(1,000)**	(1,298)
Net capital expenditures	**20,411**	14,207	**36,388**	46,866

In addition to the $9.1 million asset acquisition in the Buffalo Lake area, activities during the quarter included a drilling program of 15.2 net wells in Buffalo Lake, which combined with continuous completion activities, resulted in costs of $7.8 million for the second quarter. During the current period the Company purchased $2.4 million of undeveloped land in Central Alberta and disposed of 1.3 sections of exploratory lands in northeast B.C. for which there were no reserves or associated production.

Cordero's base capital expenditures are expected to be $65-70 million for the year including the Sebring acquisition.

Liquidity and Capital Resources

In April the Company's credit facility was increased from $55.0 million to $70.0 million. The facility revolves at Cordero's option until May 30, 2008 and at this time the Company may request a renewal or the loan will convert to a 366-day term loan.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. As at June 30, 2007 the entire commitment had been met.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

Cordero's net debt and working capital deficiency has increased from $38.1 million at March 31, 2007 to $48.8 million at June 30, 2007. The working capital deficiency is a result of normal operating conditions in periods when the Company incurs significant capital expenditures relative to revenue.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations as summarized in the table below. This summary includes the obligations assumed with the acquisition of Sebring.

($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations (office space)	853	657	196	-	-
Transportation obligations	3,632	1,270	1,436	275	651
Capital lease obligations	4,156	620	1,141	1,008	1,387
Total contractual obligations	8,641	2,547	2,773	1,283	2,038

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	August 1, 2007	June 30, 2007
Common shares	37,024	34,079
Common shares issuable on conversion:		
Stock options	2,960	2,965
Performance warrants	1,808	1,808
Performance shares	242	242
Total	42,034	39,094

Industry Conditions and Risk Factors

The business of exploring for, developing, acquiring, producing and marketing crude oil and natural gas results in the exposure to several risk and uncertainties, several of which are beyond the Company's control.

Operational risks include exploration and development of economic crude oil and natural gas reserves, reservoir performance, safety and environmental concerns, access to cost effective contract services, product marketing and hiring and retaining qualified employees. Management attempts to mitigate the risk through employing experienced, qualified personnel for operational work, and obtaining as much expertise as possible in the areas of operations. High operatorship provides the Company with the ability to perform its operations under its strict safety standards. Cordero maintains an insurance program commensurate with its levels and scope of operations to protect against loss.

Estimates of economically recoverable reserves and the future net cash flow generated from the reserves are based on a number of factors and assumptions, known and unknown risks and uncertainties that contribute to the

possibility that estimated reserves may vary materially from actual future production. The Company's reserves as at December 31, 2006 were evaluated by independent reservoir engineers and approved by the Board of Directors.

The Company is exposed to financial risks in the form of fluctuating commodity prices, interest rates and the U.S. dollar exchange rate. The Company actively monitors these risks and may use financial instruments to manage its commodity price exposure.

A comprehensive discussion of risks can be found in the Company's annual information form which is available at www.sedar.com and www.corderoenergy.com.

Accounting Standards Changes

Financial Instruments

The Company adopted the following new Handbook Sections effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, *Accounting Changes*. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

There were no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

Consolidated Balance Sheets
(Unaudited)

($000s)	June 30, 2007	December 31, 2006
Assets		
Current		
Accounts receivable	**6,287**	8,594
Petroleum and natural gas interests (note 4)	**166,779**	142,343
Future income tax asset (note 11)	**1,596**	7,075
Other assets (note 13)	**1,058**	-
	175,720	158,012
Liabilities		
Current		
Accounts payable and accrued liabilities	**8,211**	15,787
Current portion of obligations under capital leases (note 6)	**451**	456
	8,662	16,243
Credit facility (note 5)	**43,501**	20,868
Obligations under capital leases (note 6)	**2,944**	3,167
Asset retirement obligations (note 7)	**5,637**	4,902
Shareholders' equity		
Share capital (notes 8 and 9)	**98,752**	101,195
Contributed surplus (note 8)	**3,025**	2,436
Retained earnings	**12,464**	9,201
Accumulated other comprehensive income (notes 3 and 13)	**735**	-
	114,976	112,832
	175,720	158,012

See accompanying notes.

Consolidated Statements of Operations

(Unaudited)

($000s, except per share amounts)	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
Revenue				
Gross oil and natural gas revenue	**14,760**	10,521	**28,927**	22,396
Royalties	**(2,196)**	(1,371)	**(4,122)**	(3,645)
	12,564	9,150	**24,805**	18,751
Expenses				
Operating	**1,455**	915	**2,748**	1,915
Transportation	**289**	319	**725**	631
General and administrative	**786**	585	**1,376**	1,274
Net interest (notes 5 and 6)	**600**	247	**983**	314
Depletion, depreciation and amortization (note 4)	**6,775**	4,925	**12,606**	8,888
Accretion (note 7)	**98**	83	**188**	152
Stock-based compensation (note 9)	**533**	493	**933**	853
	10,536	7,567	**19,559**	14,027
Earnings before income taxes	**2,028**	1,583	**5,246**	4,724
Income taxes (note 11)				
Current income taxes	**42**	(94)	**42**	(60)
Future income taxes	**752**	1,572	**1,941**	2,755
	794	1,478	**1,983**	2,695
Net earnings	**1,234**	105	**3,263**	2,029
Other comprehensive income, net of tax	**575**	-	**735**	-
Comprehensive income	**1,809**	105	**3,998**	2,029
Net earnings per share (note 10)				
Basic	**0.04**	-	**0.10**	0.07
Diluted	**0.03**	-	**0.09**	0.06

Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Income

(Unaudited)

($000s)	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
Retained earnings, beginning of period	**11,230**	6,450	**9,201**	4,526
Earnings for the period	**1,234**	105	**3,263**	2,029
Retained earnings, end of period	**12,464**	6,555	**12,464**	6,555

($000s)	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
Accumulated other comprehensive income, beginning of period	**160**	-	**-**	-
Other comprehensive income, net of tax (cash flow hedges)	**575**	-	**735**	-
Accumulated other comprehensive income, end of period	**735**	-	**735**	-

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited)

($000s)	*Three Months Ended June 30* 2007	2006	*Six Months Ended June 30* 2007	2006
Cash flows from the following:				
Operating activities				
Net earnings	**1,234**	105	**3,263**	2,029
Items not affecting cash				
Depletion, depreciation and amortization	**6,775**	4,925	**12,606**	8,888
Accretion	**98**	83	**188**	152
Future income taxes	**752**	1,572	**1,941**	2,755
Stock-based compensation	**533**	493	**933**	853
Asset retirement obligation expenditures (note 7)	**(39)**	(31)	**(108)**	(62)
Changes in non-cash working capital (note 12)	**(239)**	(3,261)	**(1,349)**	152
	9,114	3,886	**17,474**	14,767
Financing activities				
Increase (decrease) in bank indebtedness (note 5)	**15,634**	(2,893)	**22,633**	7,666
Issue of common shares (note 8)	**337**	19,938	**447**	19,938
Share issue costs (note 8)	**(13)**	(1,117)	**(19)**	(1,155)
Payment of capital lease obligations (note 6)	**(114)**	(112)	**(229)**	(223)
	15,844	15,816	**22,832**	26,226
Investing activities				
Petroleum and natural gas expenditures	**(20,411)**	(15,207)	**(36,388)**	(48,164)
Changes in non-cash working capital (note 12)	**(4,547)**	(5,495)	**(3,918)**	(5,154)
Disposition of petroleum and natural gas interests	**-**	1,000	**-**	1,298
	(24,958)	(19,702)	**(40,306)**	(52,020)
Decrease in cash and cash equivalents	**-**	-	**-**	(11,027)
Cash and cash equivalents, beginning of period	**-**	-	**-**	11,027
Cash and cash equivalents, end of period	**-**	-	**-**	-

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and six months ended June 30, 2007 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. With the exception of changes discussed in note 3, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

3. Changes in Accounting Policies

Financial Instrument and Hedging Activities

Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- Section 1530, *Comprehensive Income;*
- Section 3251, *Equity*;
- Section 3855, *Financial Instruments – Recognition and Measurement*; and
- Section 3865, *Hedges*.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and as such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Hedge Accounting

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, *Accounting Changes*. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

4. Petroleum and Natural Gas Interests

At June 30, 2007	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	196,926	(35,958)	160,968
Assets under capital leases (note 6)	4,149	(574)	3,575
Other assets	2,526	(290)	2,236
	203,601	(36,822)	166,779
At December 31, 2006			
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 6)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

As at June 30, 2007, unproved properties of $24.2 million (December 31, 2006 - $22.5 million) and other petroleum and natural gas assets of $1.4 million (December 31, 2006 - $1.5 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.5 million (2006 - $0.5 million) and $0.9 million (20006 - $1.0 million) relating to petroleum and natural gas exploration and development activities for the three and six months ended June 30, 2007, respectively.

5. Credit Facility

In April 2007 the Company's revolving term credit facility was increased from $55.0 million to $70.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $100 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 30, 2008. At that date Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three and six months ended June 30, 2007 was $0.5 million (2006 - $0.2 million) and $0.9 million (2006-$0.2 million), respectively.

6. Obligations Under Capital Leases

Future minimum lease payments under the Company's three capital leases are as follows:

Year	*Amount*
2007	316
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,154
Total minimum lease payments	4,157
Less amount representing interest at 5.18% to 5.91%	762
Present value of obligations under capital leases	3,395
Due within one year	451
Long-term portion of obligations under capital leases	2,944

Interest expense incurred on the obligations under capital leases was $46,000 (2006 - $57,000) and $92,000, (2006 - $115,000) respectively, for the three months and six months ended June 30, 2007. Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $12.7 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 1 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Three Months Ended June 30		***Six Months Ended June 30***	
	2007	***2006***	***2007***	***2006***
Asset retirement obligations, beginning of period	**5,247**	4,461	**4,902**	3,695
Obligations incurred in period	**331**	197	**655**	925
Obligations settled during period	**(39)**	(31)	**(108)**	(62)
Accretion	**98**	83	**188**	152
Asset retirement obligations, end of period	**5,637**	4,710	**5,637**	4,710

8. Share Capital

(a) Authorized

At June 30, 2007, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2006	33,822,913	101,190
Exercise of performance warrants	94,076	270
Conversion of performance shares	125,835	3
Exercise of stock options	36,334	177
Transfer from contributed surplus	-	344
Share issue costs (net of future tax effect)	-	(13)
Future tax effect of flow-through shares renounced (note 11)	-	(3,221)
Balance, June 30, 2007	**34,079,158**	**98,750**

Pursuant to the acquisition of Sebring Energy Inc. which closed on July 20, 2007, Cordero issued 2.95 million common shares. See note 15 for further details regarding this transaction.

Performance Shares	***Number***	***Consideration***
Balance, December 31, 2006	483,933	5
Converted to common shares	(241,967)	(3)
Balance, June 30, 2007	**241,966**	**2**

(c) Contributed Surplus

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Balance, beginning of period	**2,802**	1,421	**2,436**	1,061
Stock-based compensation expense	**533**	493	**933**	853
Transfer to share capital	**(310)**	(208)	**(344)**	(208)
Balance, end of period	**3,025**	1,706	**3,025**	1,706

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the six months ended June 30, 2007.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at beginning of period	1,733,800	5.31
Granted	1,388,500	5.13
Exercised	(36,334)	4.88
Cancelled	(120,999)	5.40
Outstanding at end of period	2,964,967	5.23

The following table summarizes information about the Company's stock options outstanding and exercisable at June 30, 2007:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	922,400	2.90	4.56	690,606	2.91	4.59
5.01 - 6.00	1,416,400	4.57	5.14	77,634	3.24	5.59
6.01 - 7.00	513,667	3.85	6.18	156,005	3.66	6.20
7.01 - 7.40	112,500	3.86	7.40	49,504	3.86	7.40
4.43 - 7.40	2,964,967	3.90	5.23	973,749	3.10	5.07

(b) Performance Warrants

The following table summarizes information regarding the Company's performance warrant activity during the six months ended June 30, 2007.

Performance Warrants	Number
Balance, beginning of period	1,916,376
Exercised	(94,076)
Cancelled	(13,938)
Balance, end of period	1,808,362

At June 30, 2007 1,183,508 of the outstanding performance warrants were exercisable.

(c) *Stock-Based Compensation*
The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three and six months ended June 30, 2007 and 2006 are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Risk-free interest rate (%)	**4.65**	4.15	**3.99**	4.02
Expected life (years)	**3.0**	3.5	**3.2**	3.5
Expected volatility (%)	**40**	40	**40**	40
Dividend yield (%)	-	-	-	-
Weighted average fair value ($)	**1.940**	2.541	**1.677**	2.057

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following table reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Weighted average basic	**33,986,309**	29,822,453	**33,908,874**	30,214,499
Dilutive securities				
Stock options	**892,070**	679,455	**812,598**	612,456
Performance warrants	**1,011,355**	1,275,784	**964,473**	1,238,384
Performance shares	**154,129**	537,721	**148,962**	540,861
Weighted average diluted	**36,043,863**	32,315,413	**35,834,907**	32,606,200

11. Income Taxes

The income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Earnings before income taxes	**2,028**	1,583	**5,246**	4,724
Expected income taxes at the statutory rate	**652**	546	**1,685**	1,629
Increase (decrease) resulting from:				
Stock-based compensation	**171**	165	**300**	294
Non-deductible Crown charges	-	83	-	294
Resource allowance	-	172	-	(384)
Federal Large Corporation Tax	-	(94)	-	(60)
Federal tax on renounced flow-through share expenditures	**42**		**42**	
Income tax rate reduction	**(47)**	1,007	**(56)**	982
Non-deductible amounts and other	**(24)**	(57)	**12**	(60)
Income tax expense	**794**	1,478	**1,983**	2,695

The major components of the future income tax asset are as follows:

	As at June 30, 2007	As at December 31, 2006
Petroleum and natural gas interests less tax bases	**(764)**	4,825
Asset retirement obligations	**1,643**	1,430
Share issue costs	**688**	791
Other	**29**	29
	1,596	7,075

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. Under current accounting standards, when expenditures are renounced to shareholders the estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at June 30, 2007, the Company had fulfilled the entire flow-through commitment.

12. Supplementary Information for Statement of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30	
Changes in non-cash working capital	***2007***	***2006***	***2007***	***2006***
Accounts receivable	**574**	(659)	**2,307**	1,446
Accounts payable and accrued liabilities	**(5,360)**	(8,097)	**(7,574)**	(6,448)
Change in non-cash working capital relating to:	**(4,786)**	(8,756)	**(5,267)**	(5,002)
Operating activities	**(239)**	(3,261)	**(1,349)**	152
Investing activities	**(4,547)**	(5,495)	**(3,918)**	(5,154)

13. Financial Instruments

Fair Value of Financial Instruments

The carrying value and fair value of the Company's financial assets and liabilities as at June 30, 2007, are as follows:

Classification	***Carrying Value***	***Fair Value***
Held-for-trading	-	-
Loans and receivables (accounts receivable)	6,287	6,287
Held-to-maturity	-	-
Available-for-sale (natural gas derivative contracts)	1,058	1,058
Other liabilities (accounts payable and credit facility)	(51,712)	(51,712)
Total	(44,367)	(44,367)

Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company generally grants unsecured credit but routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk
The Company is exposed to interest rate cash flow risk as the credit facility bears interest at a floating rate.

Commodity Price Contracts
The Company has a risk management program for the objective of maintaining financial flexibility and a strong balance sheet to ensure adequate funds are available for planned capital activities and other commitments. To manage its exposure to fluctuations in natural gas prices the Company may enter into commodity pricing contracts and currently has several derivative contracts with third parties outstanding.

All contracts were designated as cash flow hedges at inception and are evaluated under the same criteria each reporting period. The fair value of the contracts are recognized on the balance sheet with changes in fair value recorded in other comprehensive income. As at June 30, 2007 the fair value of the Company's hedges was $1.1 million. A corresponding amount, net of tax of $0.3 million was recorded in other comprehensive income. Realized gains or losses are recorded in petroleum and natural gas revenue in the period in which they occur. The realized gain from the Company's hedging contracts was $0.5 million for both the three and six month periods ended June 30, 2007. A summary of these contracts is as follows:

Contract Type	Volume (GJ/d)	Pricing Point	Price ($/GJ)	Term
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

14. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space (operating leases)	327	196	-	-	-
Transportation	1,212	859	528	191	85
Total commitments	1,539	1,055	528	191	85

15. Subsequent Event

On July 20, 2007 Cordero announced the successful completion of the acquisition of a private natural gas company, Sebring Energy Inc. (Sebring). Under the terms of the offer, Cordero acquired all of the outstanding shares of Sebring and issued approximately 2.95 million Cordero common shares to Sebring shareholders based on a negotiated purchase price of $0.50 per Sebring share and an exchange ratio of 12.2 Sebring shares for 1.0 Cordero shares. The transaction will be accounted for in the three months ended September 30, 2007 using the purchase price method whereby the assets acquired and liabilities assumed will be recorded at fair value.

Corporate Information

Board of Directors

Brian K. Lemke
Chairman
Cordero Energy Inc.
Calgary, Alberta

Donald P. Driscoll(1)(3)
Corporate Director
Kelowna, British Columbia

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
President and Chief Executive Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney (1)(2)(3)
Corporate Director
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard W. Gleasure
Vice President and
Chief Operating Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Tom Zavesiczky
Vice President, Exploration

Neil Wilson
Vice President, Engineering

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Legal Counsel

Parlee McLaws LLP
Calgary, AB

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Limited
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR

FILE NO: 82-34983

Consolidated Balance Sheets

(Unaudited)

Cordero Energy Inc.

($000s)	*June 30, 2007*	*December 31, 2006*
Assets		
Current		
Accounts receivable	**6,287**	8,594
Petroleum and natural gas interests (note 4)	**166,779**	142,343
Future income tax asset (note 11)	**1,596**	7,075
Other assets (note 13)	**1,058**	-
	175,720	158,012
Liabilities		
Current		
Accounts payable and accrued liabilities	**8,211**	15,787
Current portion of obligations under capital leases (note 6)	**451**	456
	8,662	16,243
Credit facility (note 5)	**43,501**	20,868
Obligations under capital leases (note 6)	**2,944**	3,167
Asset retirement obligations (note 7)	**5,637**	4,902
Shareholders' equity		
Share capital (notes 8 and 9)	**98,752**	101,195
Contributed surplus (note 8)	**3,025**	2,436
Retained earnings	**12,464**	9,201
Accumulated other comprehensive income (notes 3 and 13)	**735**	-
	114,976	112,832
	175,720	158,012

See accompanying notes.

Consolidated Statements of Operations

(Unaudited)

($000s, except per share amounts)	*Three Months Ended June 30* 2007	*Three Months Ended June 30* 2006	*Six Months Ended June 30* 2007	*Six Months Ended June 30* 2006
Revenue				
Gross oil and natural gas revenue	**14,760**	10,521	**28,927**	22,396
Royalties	**(2,196)**	(1,371)	**(4,122)**	(3,645)
	12,564	9,150	**24,805**	18,751
Expenses				
Operating	**1,455**	915	**2,748**	1,915
Transportation	**289**	319	**725**	631
General and administrative	**786**	585	**1,376**	1,274
Net interest (notes 5 and 6)	**600**	247	**983**	314
Depletion, depreciation and amortization (note 4)	**6,775**	4,925	**12,606**	8,888
Accretion (note 7)	**98**	83	**188**	152
Stock-based compensation (note 9)	**533**	493	**933**	853
	10,536	7,567	**19,559**	14,027
Earnings before income taxes	**2,028**	1,583	**5,246**	4,724
Income taxes (note 11)				
Current income taxes	**42**	(94)	**42**	(60)
Future income taxes	**752**	1,572	**1,941**	2,755
	794	1,478	**1,983**	2,695
Net earnings	**1,234**	105	**3,263**	2,029
Other comprehensive income, net of tax	**575**	-	**735**	-
Comprehensive income	**1,809**	105	**3,998**	2,029
Net earnings per share (note 10)				
Basic	**0.04**	-	**0.10**	0.07
Diluted	**0.03**	-	**0.09**	0.06

Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Income

(Unaudited)

($000s)	*Three Months Ended June 30* 2007	*Three Months Ended June 30* 2006	*Six Months Ended June 30* 2007	*Six Months Ended June 30* 2006
Retained earnings, beginning of period	**11,230**	6,450	**9,201**	4,526
Earnings for the period	**1,234**	105	**3,263**	2,029
Retained earnings, end of period	**12,464**	6,555	**12,464**	6,555

($000s)	*Three Months Ended June 30* 2007	*Three Months Ended June 30* 2006	*Six Months Ended June 30* 2007	*Six Months Ended June 30* 2006
Accumulated other comprehensive income, beginning of period	**160**	-	**-**	-
Other comprehensive income, net of tax (cash flow hedges)	**575**	-	**735**	-
Accumulated other comprehensive income, end of period	**735**	-	**735**	-

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
($000s)	*2007*	*2006*	*2007*	*2006*
Cash flows from the following:				
Operating activities				
Net earnings	**1,234**	105	**3,263**	2,029
Items not affecting cash				
Depletion, depreciation and amortization	**6,775**	4,925	**12,606**	8,888
Accretion	**98**	83	**188**	152
Future income taxes	**752**	1,572	**1,941**	2,755
Stock-based compensation	**533**	493	**933**	853
Asset retirement obligation expenditures (note 7)	**(39)**	(31)	**(108)**	(62)
Changes in non-cash working capital (note 12)	**(239)**	(3,261)	**(1,349)**	152
	9,114	3,886	**17,474**	14,767
Financing activities				
Increase (decrease) in bank indebtedness (note 5)	**15,634**	(2,893)	**22,633**	7,666
Issue of common shares (note 8)	**337**	19,938	**447**	19,938
Share issue costs (note 8)	**(13)**	(1,117)	**(19)**	(1,155)
Payment of capital lease obligations (note 6)	**(114)**	(112)	**(229)**	(223)
	15,844	15,816	**22,832**	26,226
Investing activities				
Petroleum and natural gas expenditures	**(20,411)**	(15,207)	**(36,388)**	(48,164)
Changes in non-cash working capital (note 12)	**(4,547)**	(5,495)	**(3,918)**	(5,154)
Disposition of petroleum and natural gas interests	**-**	1,000	**-**	1,298
	(24,958)	(19,702)	**(40,306)**	(52,020)
Decrease in cash and cash equivalents	**-**	-	**-**	(11,027)
Cash and cash equivalents, beginning of period	**-**	-	**-**	11,027
Cash and cash equivalents, end of period	**-**	-	**-**	-

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and six months ended June 30, 2007 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. With the exception of changes discussed in note 3, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

3. Changes in Accounting Policies

Financial Instrument and Hedging Activities

Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- Section 1530, *Comprehensive Income;*
- Section 3251, *Equity*;
- Section 3855, *Financial Instruments – Recognition and Measurement*; and
- Section 3865, *Hedges.*

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and as such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Hedge Accounting

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, *Accounting Changes*. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

4. **Petroleum and Natural Gas Interests**

At June 30, 2007	***Cost***	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas interests	196,926	(35,958)	160,968
Assets under capital leases (note 6)	4,149	(574)	3,575
Other assets	2,526	(290)	2,236
	203,601	(36,822)	166,779

At December 31, 2006			
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 6)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

As at June 30, 2007, unproved properties of $24.2 million (December 31, 2006 - $22.5 million) and other petroleum and natural gas assets of $1.4 million (December 31, 2006 - $1.5 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.5 million (2006 - $0.5 million) and $0.9 million (20006 - $1.0 million) relating to petroleum and natural gas exploration and development activities for the three and six months ended June 30, 2007, respectively.

5. **Credit Facility**

In April 2007 the Company's revolving term credit facility was increased from $55.0 million to $70.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $100 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 30, 2008. At that date Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three and six months ended June 30, 2007 was $0.5 million (2006 - $0.2 million) and $0.9 million (2006-$0.2 million), respectively.

6. **Obligations Under Capital Leases**

Future minimum lease payments under the Company's three capital leases are as follows:

Year	***Amount***
2007	316
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,154
Total minimum lease payments	4,157
Less amount representing interest at 5.18% to 5.91%	762
Present value of obligations under capital leases	3,395
Due within one year	451
Long-term portion of obligations under capital leases	2,944

Interest expense incurred on the obligations under capital leases was $46,000 (2006 - $57,000) and $92,000, (2006 - $115,000) respectively, for the three months and six months ended June 30, 2007. Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $12.7 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 1 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	***2006***	***2007***	***2006***
Asset retirement obligations, beginning of period	**5,247**	4,461	**4,902**	3,695
Obligations incurred in period	**331**	197	**655**	925
Obligations settled during period	**(39)**	(31)	**(108)**	(62)
Accretion	**98**	83	**188**	152
Asset retirement obligations, end of period	**5,637**	4,710	**5,637**	4,710

8. Share Capital

(a) Authorized

At June 30, 2007, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2006	33,822,913	101,190
Exercise of performance warrants	94,076	270
Conversion of performance shares	125,835	3
Exercise of stock options	36,334	177
Transfer from contributed surplus	-	344
Share issue costs (net of future tax effect)	-	(13)
Future tax effect of flow-through shares renounced (note 11)	-	(3,221)
Balance, June 30, 2007	**34,079,158**	**98,750**

Pursuant to the acquisition of Sebring Energy Inc. which closed on July 20, 2007, Cordero issued 2.95 million common shares. See note 15 for further details regarding this transaction.

Performance Shares	***Number***	***Consideration***
Balance, December 31, 2006	483,933	5
Converted to common shares	(241,967)	(3)
Balance, June 30, 2007	**241,966**	**2**

(c) Contributed Surplus

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Balance, beginning of period	**2,802**	1,421	**2,436**	1,061
Stock-based compensation expense	**533**	493	**933**	853
Transfer to share capital	**(310)**	(208)	**(344)**	(208)
Balance, end of period	**3,025**	1,706	**3,025**	1,706

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the six months ended June 30, 2007.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at beginning of period	1,733,800	5.31
Granted	1,388,500	5.13
Exercised	(36,334)	4.88
Cancelled	(120,999)	5.40
Outstanding at end of period	2,964,967	5.23

The following table summarizes information about the Company's stock options outstanding and exercisable at June 30, 2007:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	922,400	2.90	4.56	690,606	2.91	4.59
5.01 - 6.00	1,416,400	4.57	5.14	77,634	3.24	5.59
6.01 - 7.00	513,667	3.85	6.18	156,005	3.66	6.20
7.01 - 7.40	112,500	3.86	7.40	49,504	3.86	7.40
4.43 - 7.40	2,964,967	3.90	5.23	973,749	3.10	5.07

(b) Performance Warrants

The following table summarizes information regarding the Company's performance warrant activity during the six months ended June 30, 2007.

Performance Warrants	*Number*
Balance, beginning of period	1,916,376
Exercised	(94,076)
Cancelled	(13,938)
Balance, end of period	1,808,362

At June 30, 2007 1,183,508 of the outstanding performance warrants were exercisable.

(c) Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three and six months ended June 30, 2007 and 2006 are as follows:

	Three Months Ended June 30		***Six Months Ended June 30***	
	2007	***2006***	***2007***	***2006***
Risk-free interest rate (%)	**4.65**	4.15	**3.99**	4.02
Expected life (years)	**3.0**	3.5	**3.2**	3.5
Expected volatility (%)	**40**	40	**40**	40
Dividend yield (%)	**-**	-	**-**	-
Weighted average fair value ($)	**1.940**	2.541	**1.677**	2.057

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following table reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	***Three Months Ended June 30***		***Six Months Ended June 30***	
	2007	***2006***	***2007***	***2006***
Weighted average basic	**33,986,309**	29,822,453	**33,908,874**	30,214,499
Dilutive securities				
Stock options	**892,070**	679,455	**812,598**	612,456
Performance warrants	**1,011,355**	1,275,784	**964,473**	1,238,384
Performance shares	**154,129**	537,721	**148,962**	540,861
Weighted average diluted	**36,043,863**	32,315,413	**35,834,907**	32,606,200

11. Income Taxes

The income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended June 30		***Six Months Ended June 30***	
	2007	***2006***	***2007***	***2006***
Earnings before income taxes	**2,028**	1,583	**5,246**	4,724
Expected income taxes at the statutory rate	**652**	546	**1,685**	1,629
Increase (decrease) resulting from:				
Stock-based compensation	**171**	165	**300**	294
Non-deductible Crown charges	**-**	83	**-**	294
Resource allowance	**-**	172	**-**	(384)
Federal Large Corporation Tax	**-**	(94)	**-**	(60)
Federal tax on renounced flow-through share expenditures	**42**		**42**	
Income tax rate reduction	**(47)**	1,007	**(56)**	982
Non-deductible amounts and other	**(24)**	(57)	**12**	(60)
Income tax expense	**794**	1,478	**1,983**	2,695

The major components of the future income tax asset are as follows:

	As at June 30, 2007	As at December 31, 2006
Petroleum and natural gas interests less tax bases	**(764)**	4,825
Asset retirement obligations	**1,643**	1,430
Share issue costs	**688**	791
Other	**29**	29
	1,596	7,075

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. Under current accounting standards, when expenditures are renounced to shareholders the estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at June 30, 2007, the Company had fulfilled the entire flow-through commitment.

12. Supplementary Information for Statement of Cash Flows

	Three Months Ended June 30		*Six Months Ended June 30*	
Changes in non-cash working capital	***2007***	***2006***	***2007***	***2006***
Accounts receivable	**574**	(659)	**2,307**	1,446
Accounts payable and accrued liabilities	**(5,360)**	(8,097)	**(7,574)**	(6,448)
Change in non-cash working capital relating to:	**(4,786)**	(8,756)	**(5,267)**	(5,002)
Operating activities	**(239)**	(3,261)	**(1,349)**	152
Investing activities	**(4,547)**	(5,495)	**(3,918)**	(5,154)

13. Financial Instruments

Fair Value of Financial Instruments

The carrying value and fair value of the Company's financial assets and liabilities as at June 30, 2007, are as follows:

Classification	***Carrying Value***	***Fair Value***
Held-for-trading	-	-
Loans and receivables (accounts receivable)	6,287	6,287
Held-to-maturity	-	-
Available-for-sale (natural gas derivative contracts)	1,058	1,058
Other liabilities (accounts payable and credit facility)	(51,712)	(51,712)
Total	(44,367)	(44,367)

Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company generally grants unsecured credit but routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk
The Company is exposed to interest rate cash flow risk as the credit facility bears interest at a floating rate.

Commodity Price Contracts
The Company has a risk management program for the objective of maintaining financial flexibility and a strong balance sheet to ensure adequate funds are available for planned capital activities and other commitments. To manage its exposure to fluctuations in natural gas prices the Company may enter into commodity pricing contracts and currently has several derivative contracts with third parties outstanding.

All contracts were designated as cash flow hedges at inception and are evaluated under the same criteria each reporting period. The fair value of the contracts are recognized on the balance sheet with changes in fair value recorded in other comprehensive income. As at June 30, 2007 the fair value of the Company's hedges was $1.1 million. A corresponding amount, net of tax of $0.3 million was recorded in other comprehensive income. Realized gains or losses are recorded in petroleum and natural gas revenue in the period in which they occur. The realized gain from the Company's hedging contracts was $0.5 million for both the three and six month periods ended June 30, 2007. A summary of these contracts is as follows:

Contract Type	Volume (GJ/d)	Pricing Point	Price ($/GJ)	Term
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

14. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space (operating leases)	327	196	-	-	-
Transportation	1,212	859	528	191	85
Total commitments	1,539	1,055	528	191	85

15. Subsequent Event

On July 20, 2007 Cordero announced the successful completion of the acquisition of a private natural gas company, Sebring Energy Inc. (Sebring). Under the terms of the offer, Cordero acquired all of the outstanding shares of Sebring and issued approximately 2.95 million Cordero common shares to Sebring shareholders based on a negotiated purchase price of $0.50 per Sebring share and an exchange ratio of 12.2 Sebring shares for 1.0 Cordero shares. The transaction will be accounted for in the three months ended September 30, 2007 using the purchase price method whereby the assets acquired and liabilities assumed will be recorded at fair value.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cordero Energy Inc.

August 1, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's 2006 Renewal Annual Information Form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of August 1, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended June 30		***Six Months Ended June 30***	
($000s)	***2007***	***2006***	***2007***	***2006***
Cash flow from operating activities	**9,114**	3,886	**17,474**	14,767
Changes in non-cash working capital	**239**	3,261	**1,349**	(152)
Asset retirement obligation expenditures	**39**	31	**108**	62
Funds flow from operations	**9,392**	7,178	**18,931**	14,677

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised August, 2007		Revised February, 2007		Initial November, 2006	
	Low	High	Low	High	Low	High
Average production (boe/d)	3,700	4,000	3,800	4,200	4,200	4,600
Royalties (% of revenue)	15.0	16.5	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30	1.10	1.30
Operating ($/boe)	4.40	4.65	3.80	4.20	3.80	4.20
General and administrative ($/boe)	2.00	2.30	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	65.0	70.0	50.0	55.0	50.0	55.0

The Company is guiding towards the low end of its previous annual average production guidance for the year due to declines and lower average production rates on several new CBM wells relative to historical corporate average rates. Although these initial rates are slightly lower, they are expected to have a flatter production decline profile than similar wells with higher initial rates. Furthermore, capital spending priorities have been altered to place more emphasis on longer-term growth opportunities that may not add incremental production this year.

Operating guidance has been increased to reflect the integration of higher cost production from the two acquisitions. We expect to improve the cost profile related to these assets with facility optimization and utilization of unused capacity with our future drilling and re-completion plans.

General and administration guidance has been increased slightly to reflect lower than anticipated overhead recoveries.

Capital expenditure guidance has been increased to reflect the Sebring acquisition.

Selected Quarterly Information

	2007		2006				2005	
	Q2	*Q1*	*Q4*	*Q3*	*Q2*	*Q1*	*Q4*	*Q3*
Production								
Natural gas (MMcf/d)	**21.3**	20.1	18.2	18.7	17.5	16.8	12.1	8.5
Oil and natural gas liquids (bbls/d)	**103**	120	119	145	161	130	21	1
Barrels of oil equivalent (boe/d)	**3,650**	3,467	3,150	3,261	3,072	2,923	2,039	1,421
Financial ($000s except as indicated)								
Petroleum and natural gas revenue	**14,760**	14,166	11,693	10,811	10,521	11,874	12,637	6,919
Revenue net of royalties	**12,564**	12,239	9,999	9,117	9,150	9,600	10,029	5,710
Funds flow from operations	**9,392**	9,539	7,776	6,967	7,178	7,498	8,175	4,268
Per share basic ($)	**0.28**	0.28	0.23	0.21	0.24	0.25	0.29	0.16
Per share diluted ($)	**0.26**	0.27	0.22	0.20	0.22	0.23	0.27	0.15
Net earnings	**1,234**	2,029	1,884	762	105	1,924	3,453	1,057
Per share basic ($)	**0.04**	0.06	0.06	0.02	-	0.06	0.12	0.04
Per share diluted ($)	**0.03**	0.06	0.05	0.02	-	0.06	0.11	0.04
Total assets	**175,720**	162,558	158,012	135,797	128,962	120,045	104,923	67,316
Net capital expenditures	**20,411**	15,977	24,323	14,348	14,207	32,659	24,788	11,610
Net debt and working capital deficiency	**48,820**	38,086	31,684	25,074	17,536	29,296	4,068	121
Shares outstanding (000s)	**34,079**	33,861	33,823	32,623	32,623	29,725	29,725	27,125
Per unit information								
Natural gas ($/Mcf)	**7.29**	7.46	6.58	5.68	5.92	7.37	11.22	8.82
Oil and natural gas liquids ($/bbl)	**68.77**	63.04	62.76	77.33	75.99	65.30	70.12	51.13
Oil equivalent ($/boe)	**44.44**	45.40	40.34	36.03	37.63	45.14	67.38	52.93
Operating expenses ($/boe)	**4.38**	4.14	3.78	3.36	3.27	3.80	5.27	5.80
Operating netback ($/boe)	**32.58**	33.68	29.58	25.94	28.31	31.51	46.82	36.57
Net wells drilled								
Natural gas	**15.2**	9.0	9.0	12.8	8.5	21.2	36.6	-
Oil	**-**	-	-	-	-	2.0	1.0	-
Dry	**-**	3.0	1.0	1.0	-	3.0	1.0	-
Total	**15.2**	12.0	10.0	13.8	8.5	26.2	38.6	-
Net success rate (%)	**100**	75	90	93	100	89	97	-

See accompanying notes.

Acquisition Activities

On April 12, 2007 the Company closed a $9.1 million asset acquisition in the Buffalo Lake area, adding approximately 180 boe/d of net natural gas production, 0.84 MMboe of net proven plus probable reserves and over 25.5 net sections of land.

On July 20, 2007 Cordero announced the successful completion of the acquisition of a private natural gas company, Sebring Energy Inc. (Sebring). Under the terms of the offer, Cordero acquired all of the outstanding shares of Sebring and issued approximately 2.95 million Cordero common shares to Sebring shareholders. The acquisition extends Cordero's opportunity base to north of Malmo, Alberta along the Horseshoe Canyon fairway and compliments lands, facilities and development to the south of Buffalo Lake. It includes approximately 320 boe/d of production, 1.6 MMboe of proven plus probable reserves and 25,800 net acres of land in the Buffalo Lake and Bittern Lake areas.

Production

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	*2006*	*2007*	*2006*
Natural gas (Mcf/d)	**21,277**	17,469	**20,681**	17,115
Oil and NGLs (bbls/d)	**103**	161	**112**	145
Total (boe/d)	**3,650**	3,072	**3,559**	2,998

Daily production volumes for the three and six month periods ended June 30, 2007, of 3,650 boe/d and 3,559 boe/d, respectively, represent an increase of 19% compared to the same periods in 2006. The Company's development activities in the Buffalo Lake area, along with approximately 180 boe/d of production from the property acquisition that closed in April, contributed to substantially all of the production gains in the current quarter.

Forecasted average production for 2007 is expected to be between 3,700 boe/d and 4,000 boe/d, however, actual production will ultimately be determined by overall drilling success, the time required to place new wells on production, performance of wells drilled by Cordero and wells acquired from Sebring, transportation curtailments, access to gathering and processing facilities and recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended June 30		*Six Months Ended June 30*	
($000s)	*2007*	*2006*	*2007*	*2006*
Natural gas	**13,641**	9,410	**27,056**	20,522
Oil and NGLs	**647**	1,111	**1,330**	1,874
Gain (loss) on natural gas hedging contracts	**472**	-	**541**	-
Total	**14,760**	10,521	**28,927**	22,396

Prices and Marketing

Benchmark Prices	Three Months Ended June 30 2007	2006	Six Months Ended June 30 2007	2006
AECO natural gas ($/MMbtu)	**7.07**	6.04	**7.57**	6.77
WTI oil (USD$/bbl)	**65.04**	70.70	**61.60**	67.09
CDN/USD foreign exchange rate	**0.911**	0.891	**0.882**	0.879
WTI oil (CDN equivalent $/bbl)	**71.37**	79.35	**69.81**	76.37
Edmonton Light ($/bbl)	**71.93**	78.55	**69.51**	73.76

Realized Sales Prices	Three Months Ended June 30 2007	2006	Six Months Ended June 30 2007	2006
Natural gas ($/Mcf)	**7.05**	5.92	**7.23**	6.62
Gain on hedging contracts ($/Mcf)	**0.24**	-	**0.14**	-
Realized natural gas price	**7.29**	5.92	**7.37**	6.62
Oil and NGLs ($/bbl)	**68.77**	75.99	**65.70**	71.25
Total ($/boe)	**44.44**	37.63	**44.91**	41.27

Total revenue for the quarter ended June 30, 2007 was $14.8 million; 40% higher than the second quarter in 2006. Year-to-date revenue of $28.9 million was 29% higher than the comparable period of the prior year due to production volume growth and higher realized gas prices in 2007. The Company's price for the three months ended June 30, 2007 was $1.37/mcf or 23% higher than the three months ended June 30, 2006. The difference in the year-to-date price was $0.75/mcf or 11%.

Revenues benefited from hedging gains of $0.24/mcf and $0.14/mcf for the three and six months ended June 30, 2007, respectively. The objective of the Company's risk management program is to manage its exposure to fluctuations in natural gas prices, for the purpose of maintaining financial flexibility and a strong balance sheet. A summary of Cordero's current contracts is provided in note 13 of the "Notes to Consolidated Financial Statements".

The Company's revenues are largely determined by the AECO Hub for which prices are influenced by several factors including North American supply and demand, weather conditions and forecasts, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing. Currently, approximately 7% of production is dedicated to an aggregator contract, 34% is committed to forward contracts and the remainder is sold at daily AECO. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

($000s)	Three Months Ended June 30 2007	2006	Six Months Ended June 30 2007	2006
Crown	**1,290**	753	**2,171**	2,615
Freehold and Gross Overriding Royalties (GORR)	**906**	698	**1,951**	1,293
Alberta Royalty Tax Credit (ARTC)	**-**	(80)	**-**	(263)
Total royalties	**2,196**	1,371	**4,122**	3,645

Royalty Rates

Percentage of Total Revenue				
Crown	**8.7**	7.2	**7.5**	11.7
Freehold and GORR	**6.1**	6.6	**6.7**	5.8
ARTC	**-**	(0.8)	**-**	(1.2)
Total royalties	**14.9**	13.0	**14.3**	16.3

Royalties as a percentage of total revenue were approximately 2% higher for the months ended June 30, 2007 compared to the three months ended June 30, 2006 because Crown royalties for the second quarter of 2006 were abnormally low due to a one time adjustment. For the six months ended June 30, 2007 the royalty rate of 14% was 2% less than the respective period in 2006. The Company's royalty profile has shifted throughout the past year as more of its gas is produced from freehold lands. Of the Company's total royalty expenses, over 40% were freehold for the six months ended June 30, 2007, compared to approximately 30% for the six months ended June 30, 2006. Freehold royalties reported by Cordero include both the royalties paid to landowners as well as the freehold mineral tax paid to the Alberta Crown and have increased relative to the number of producing wells on freehold lands.

In 2006 the Alberta Government announced the elimination of ARTC effective January 1, 2007. The Company claimed the maximum ARTC of $0.5 million in 2006.

In addition to royalties related to production from properties acquired during the current quarter, factors which may also determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

($000s, except per boe)	Three Months Ended June 30 2007	2006	Six Months Ended June 30 2007	2006
Operating expenses (gross)	**1,788**	1,713	**3,238**	3,273
Processing income	**(333)**	(798)	**(490)**	(1,358)
Operating expenses (net, as reported)	**1,455**	915	**2,748**	1,915
Operating expenses per boe (net)	**4.38**	3.27	**4.27**	3.53

In the first two years of operations, the minimal maintenance required on the Company's new compression equipment provided for low operating expenses. As the equipment ages, it is reasonable to expect that more resources will be required to maintain superior operating performance. As a result, operating expenses for the three months ended June 30, 2007 were $1.11/boe higher than the same period in 2006. For the six months ended June 30, 2007 operating expenses were $0.74/mcf higher than the six months ended June 30, 2006. The second

quarter of both years includes a significant amount of seasonal maintenance work compared to other quarters in the year.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The amount of processing income is determined by the number of Cordero-owned facilities as well as the amount of applicable production volumes going through these facilities.

In the future, anticipated conventional production additions, higher maintenance costs for equipment as it ages and higher cost production from the two acquisitions will likely increase per unit costs, although it is difficult to determine how much because the cost of field supplies and services, the Company's future operatorship over gathering and processing facilities, and actual production volumes will also determine future operating expenses.

Transportation Expenses

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	**2006**	**2007**	**2006**
Transportation expenses - $000s	**289**	319	**725**	631
Transportation expenses - $/boe	**0.87**	1.14	**1.13**	1.16

The Company's growth strategy is highly dependent on its ability to bring behind-pipe volumes on production in a timely manner. As a result, a significant emphasis is placed on obtaining transportation contracts consistent with future production plans which, at times can result in unutilized or under-utilized transportation contracts. The demand for transportation in the Company's operational areas is competitive therefore the benefits of bringing production on as planned can outweigh incremental transportation costs. During the second quarter of 2007, the Company was successful in mitigating a large proportion of the Company's unutilized transportation through third party assignments, resulting in significantly lower costs reported for the period.

Transportation expenses for the current period are not necessarily indicative of future costs and will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities and the amount of unutilized firm service contracted by the Company. The recent acquisitions are not expected to have a material impact on future transportation expenses.

General and Administrative Expenses (G&A)

	Three Months Ended June 30		*Six Months Ended June 30*	
($000s, except per boe)	**2007**	**2006**	**2007**	**2006**
G&A expenses (gross)	**1,494**	1,503	**2,783**	2,992
Overhead recoveries	**(209)**	(402)	**(474)**	(711)
	1,285	1,101	**2,310**	2,281
Allocated to capital projects	**(499)**	(516)	**(934)**	(1,007)
G&A expenses	**786**	585	**1,376**	1,274
G&A expenses per boe	**2.37**	2.09	**2.14**	2.35

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and correlate to actual capital expenditures in the reporting period. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities.

The increase in net G&A expenses is primarily attributable to the reduction in overhead recoveries of $0.2 million for the three and six months ended June 30, 2007, compared to the same periods in 2006. This is a directly related to the Company's capital program as year-to-date expenditures for 2007 were approximately $10.8 million less than expenditures for the six months ended June 30, 2006.

It is anticipated that G&A expenses in the subsequent reporting period will be higher than the current quarter due to administrative costs associated with the Sebring office. Management is currently in the process of streamlining the administrative needs of the two companies and does not expect the acquisition to significantly affect G&A expenses in the longer term. Future G&A expenses per boe are expected to benefit from expected incremental production volumes but will also be impacted by the amount and type of capital expenditures.

Stock-Based Compensation

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	***2006***	***2007***	***2006***
Stock-based compensation expense - $000s	**533**	493	**933**	853
Stock-based compensation expenses - $/boe	**1.61**	1.76	**1.45**	1.57

Stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount expensed is primarily determined by the number of stock-based securities granted as well as the vesting period and estimated fair value of those instruments. During the current year 1.4 million stock options have been granted, adding $0.2 million to the expense for both the three and six months ended June 30, 2007.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended June 30		*Six Months Ended June 30*	
	2007	***2006***	***2007***	***2006***
Depletion, depreciation and amortization – $000s	**6,775**	4,925	**12,606**	8,888
Depletion, depreciation and amortization – $/boe	**20.40**	17.62	**19.57**	16.38

DD&A expense reported by the Company continues to be determined by success factors and the cost of supplies and services required to explore for and develop reserves in Western Canada. This, along with the Company's growing capital base and increase in production, has contributed to $6.8 million or $20.40/boe for DD&A expense reported in the second quarter of 2007, compared to $4.9 million and $17.62/boe for the second quarter of 2006.

Excluded from the depletable base was $24.2 million related to unproved properties and $1.4 million of drilling supplies for future exploration and development. Costs subject to depletion included $73.8 million of estimated future development costs for proved reserves.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended June 30		Six Months Ended June 30	
	2007	*2006*	*2007*	*2006*
Accretion – $000s	**98**	83	**188**	152
Accretion – $/boe	**0.29**	0.30	**0.29**	0.28

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. Accretion expense reported will continue to increase each period as the obligation increases relative to additional wells that are drilled and facilities that are installed.

Net Interest

	Three Months Ended June 30		Six Months Ended June 30	
	2007	*2006*	*2007*	*2006*
Interest expense, net – $000s	**600**	247	**983**	314
Interest expense, net – $/boe	**1.81**	0.88	**1.52**	0.58

Net interest expense represents interest on the Company's credit facility and interest recorded for the three capital leases, less interest revenue earned. The amount of the expense is directly influenced by the Company's outstanding balance on its credit facility.

Income Taxes

Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods.

Pursuant to the flow-through share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. When expenditures are renounced to shareholders the estimated tax effect of the amount renounced is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was recorded in the Company's consolidated financial statements for the three months ended March 31, 2007. As at June 30, 2007 the Company has fulfilled the entire commitment and recorded $42,000 of tax it expects to owe upon reporting the monthly exploration costs eligible for renunciation under the look-back rule. Estimated income tax pools available at July 1, 2007, net of the $10.6 million of renounced tax pools, are as follows:

	Annual Deduction Available (%)	*($000s)*
Canadian oil and gas property expenses	10	64,910
Canadian development expenses	30	34,963
Canadian exploration expenses	100	18,260
Undepreciated capital costs	25	43,897
Financing costs	20	2,251
Other	7	102
		164,383

Net Earnings

Net earnings for the three months ended June 30, 2007 were $1.2 million compared to $0.1 million for the three months ended June 30, 2006. Year-to-date net earnings of $3.3 million were $1.3 million higher than earnings for the six months ended June 30, 2006. The Company's higher revenues in 2007 and $1.0 million future income tax adjustment in 2006 were the primary reason for the variances in these results.

Operating Netbacks by Product

The following tables summarize the Company's operating netbacks for natural gas, crude oil and NGLs.

	Three Months Ended June 30		***Six Months Ended June 30***	
Natural gas ($/Mcf)	***2007***	***2006***	***2007***	***2006***
Sales price	**7.29**	5.92	**7.37**	6.62
Royalties	**(1.07)**	(0.69)	**(1.04)**	(1.02)
Transportation costs	**(0.14)**	(0.20)	**(0.19)**	(0.20)
Operating expenses	**(0.73)**	(0.55)	**(0.70)**	(0.60)
Operating netback – natural gas	**5.35**	4.48	**5.44**	4.80

	Three Months Ended June 30		***Six Months Ended June 30***	
Crude oil ($/bbl)	***2007***	***2006***	***2007***	***2006***
Sales price	**71.86**	77.86	**69.56**	72.51
Royalties	**(12.26)**	(18.89)	**(10.44)**	(18.37)
Transportation costs	**(1.38)**	(1.13)	**(1.22)**	(1.13)
Operating expenses	**(11.48)**	(2.95)	**(10.29)**	(2.31)
Operating netback – crude oil	**46.74**	54.89	**47.61**	50.70

	Three Months Ended June 30		***Six Months Ended June 30***	
NGLs ($/bbl)	***2007***	***2006***	***2007***	***2006***
Sales price	**58.57**	56.72	**56.31**	55.72
Royalties	**(13.82)**	(13.74)	**(11.20)**	(12.95)
Transportation costs	**(1.36)**	(1.39)	**(1.36)**	(1.42)
Operating expenses	**(6.85)**	(6.95)	**(5.94)**	(7.08)
Operating netback – NGLs	**36.54**	34.64	**37.81**	34.27

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
Total Netback ($/boe)	***2007***	***2006***	***2007***	***2006***
Sales price	**44.44**	37.63	**44.91**	41.27
Royalties	**(6.61)**	(4.91)	**(6.40)**	(6.72)
Transportation costs	**(0.87)**	(1.14)	**(1.13)**	(1.16)
Operating expenses	**(4.38)**	(3.27)	**(4.27)**	(3.53)
Operating netback	**32.58**	28.31	**33.11**	29.86
G&A	**(2.37)**	(2.09)	**(2.14)**	(2.35)
Interest (net)	**(1.81)**	(0.88)	**(1.53)**	(0.58)
Current income taxes	**(0.13)**	0.34	**(0.07)**	0.11
Corporate netback	**28.27**	25.68	**29.37**	27.04

Capital Expenditures

	Three Months Ended June 30		Six Months Ended June 30	
($000s)	***2007***	***2006***	***2007***	***2006***
Land and lease retention	**2,360**	3,095	**3,091**	6,419
Geological and geophysical	**57**	220	**93**	2,561
Drilling and completions	**7,838**	6,750	**18,860**	23,264
Facilities and equipment	**1,204**	4,003	**4,814**	13,533
Property acquisitions	**9,129**	352	**9,129**	885
Other	**823**	787	**1,401**	1,502
Total capital expenditures	**21,411**	15,207	**37,388**	48,164
Dispositions	**(1,000)**	(1,000)	**(1,000)**	(1,298)
Net capital expenditures	**20,411**	14,207	**36,388**	46,866

In addition to the $9.1 million asset acquisition in the Buffalo Lake area, activities during the quarter included a drilling program of 15.2 net wells in Buffalo Lake, which combined with continuous completion activities, resulted in costs of $7.8 million for the second quarter. During the current period the Company purchased $2.4 million of undeveloped land in Central Alberta and disposed of 1.3 sections of exploratory lands in northeast B.C. for which there were no reserves or associated production.

Cordero's base capital expenditures are expected to be $65-70 million for the year including the Sebring acquisition.

Liquidity and Capital Resources

In April the Company's credit facility was increased from $55.0 million to $70.0 million. The facility revolves at Cordero's option until May 30, 2008 and at this time the Company may request a renewal or the loan will convert to a 366-day term loan.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. As at June 30, 2007 the entire commitment had been met.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

Cordero's net debt and working capital deficiency has increased from $38.1 million at March 31, 2007 to $48.8 million at June 30, 2007. The working capital deficiency is a result of normal operating conditions in periods when the Company incurs significant capital expenditures relative to revenue.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations as summarized in the table below. This summary includes the obligations assumed with the acquisition of Sebring.

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations (office space)	853	657	196	-	-
Transportation obligations	3,632	1,270	1,436	275	651
Capital lease obligations	4,156	620	1,141	1,008	1,387
Total contractual obligations	8,641	2,547	2,773	1,283	2,038

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*August 1, 2007*	*June 30, 2007*
Common shares	37,024	34,079
Common shares issuable on conversion:		
Stock options	2,960	2,965
Performance warrants	1,808	1,808
Performance shares	242	242
Total	42,034	39,094

Industry Conditions and Risk Factors

The business of exploring for, developing, acquiring, producing and marketing crude oil and natural gas results in the exposure to several risk and uncertainties, several of which are beyond the Company's control.

Operational risks include exploration and development of economic crude oil and natural gas reserves, reservoir performance, safety and environmental concerns, access to cost effective contract services, product marketing and hiring and retaining qualified employees. Management attempts to mitigate the risk through employing experienced, qualified personnel for operational work, and obtaining as much expertise as possible in the areas of operations. High operatorship provides the Company with the ability to perform its operations under its strict safety standards. Cordero maintains an insurance program commensurate with its levels and scope of operations to protect against loss.

Estimates of economically recoverable reserves and the future net cash flow generated from the reserves are based on a number of factors and assumptions, known and unknown risks and uncertainties that contribute to the

possibility that estimated reserves may vary materially from actual future production. The Company's reserves as at December 31, 2006 were evaluated by independent reservoir engineers and approved by the Board of Directors.

The Company is exposed to financial risks in the form of fluctuating commodity prices, interest rates and the U.S. dollar exchange rate. The Company actively monitors these risks and may use financial instruments to manage its commodity price exposure.

A comprehensive discussion of risks can be found in the Company's annual information form which is available at www.sedar.com and www.corderoenergy.com.

Accounting Standards Changes

Financial Instruments

The Company adopted the following new Handbook Sections effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, *Accounting Changes*. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

There were no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

FILE No: 82-34983

Form 52-109F2

Certification of Interim Filings

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer

FILE No: 82-3498

Form 52-109F2

Certification of Interim Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

"signed"
David Elgie
President and Chief Executive Officer

END